FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Announces Results of Phase Ib Trial for MBI 853NL Releases New Anti-Inflammatory Data Promising for Acne Program

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contacts: Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968	Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416.214.0701 Fax: 416.214.0720

Micrologix Announces Results of Phase Ib Trial for MBI 853NL

Releases New Anti-Inflammatory Data Promising for Acne Program

Vancouver, CANADA, July 16, 2001 - Micrologix Biotech Inc. today announced that based on the analysis of data from the Phase Ib trial of MBI 853NL for preventing hospital-acquired Staphylococcus aureus (S. aureus) infections and projected future clinical trial requirements, the Company has decided not to proceed to a Phase II efficacy study. Micrologix will instead focus its resources on other products in its pipeline, including two more clinically advanced and promising products: MBI 594AN for the treatment of acne (Phase II) and MBI 226 for the treatment of catheter-related bloodstream infections (Phase III). Micrologix also announced new preclinical data that shows significant anti-inflammatory activity for its peptides, which further supports MBI 594AN in the treatment of acne.

MBI 853NL Phase Ib Results

The Phase Ib trial was a randomized, double-blind, placebo-controlled study to assess the safety and tolerability of MBI 853NL applied intranasally to healthy volunteers who were persistent carriers of nasal S. aureus. Data from the study found that MBI 853NL was safe, well tolerated and resulted in a decreased number of S. aureus organisms in all MBI 853NL-treated groups.

"While the suspension of the MBI 853NL program comes as a disappointment, the data confirms that the product is safe and reduces the number of S. aureus organisms following treatment," said William (Bud) Foran, Chairman and Chief Executive Officer of Micrologix. "Based on the level of reduction seen and our experience in screening subjects for this trial, we believe that the future clinical development program for MBI 853NL would involve greater risk, time and costs than we can justify. We will now focus our resources on our later-stage products that are more promising and carry greater near-term market potential. We will also accelerate the development of additional pre-clinical compounds based on our proprietary platform technology."

Anti-Inflammatory Properties of MBI Peptides Promising for Acne Program and Other Dermatological Applications

Acne is the most common inflammatory skin disease of adolescence and early adulthood. New preclinical data demonstrate that Micrologix' peptides have significant anti-inflammatory properties. In an in vivo animal model of hypersensitivity (allergic reaction), MBI's peptides showed a marked reduction in the inflammatory response, similar to that of hydrocortisone, which is acknowledged to be a potent anti-inflammatory agent. This important property strengthens the data to support that MBI 594AN, currently in a Phase II clinical trial, will be effective in treating acne. Previously, the Company has reported preclinical and clinical data on the antibacterial properties of MBI 594AN, including activity against antibiotic-resistant strains of Propionibacterium acnes - the most important bacterium associated with acne. In addition to acne, this data suggests that MBI's peptides hold promise for treating other dermatological conditions.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III clinical trials and MBI 594AN for treating acne in Phase II. The Company's common shares are included in the TSE 300 Composite Index.

William J. (Bud) Foran

Chairman, President & CEO

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.